SNET
We go beyond the call.

227 Church Street
New Haven, Connecticut  06506                               News Release




                                                 July  21, 1994



For Further Information, Contact:  Beverly Levy
                                   (203) 771-4474



           SNET ANNOUNCES SECOND QUARTER EARNINGS



     Southern New England Telecommunications Corporation

(SNET) -- (NYSE: SNG) -- announced today that consolidated net income for the second quarter of 1994 was $0.71 per share

compared with net income of $0.64 per share for the second

quarter of 1993.

     "We had a good quarter.  Revenues are stronger and we're

beginning to see benefits from our cost-cutting initiatives,"

said Daniel J. Miglio, SNET chairman and chief executive

officer.   "We continue to face immediate challenges that

include operating in an economy lacking vigor and dealing with mounting competition.  We continue to invest in the future.

Our goals are  to provide excellent service, expand promising business opportunities in multimedia and long distance, and

strengthen our marketing initiatives for new and existing

products," he added.

     Consolidated revenues and sales for the second quarter

were up over four percent to almost $428 million.  That

figure includes revenue for Southern New England Telephone,

the company's largest subsidiary, which was up three percent to $371 million for the quarter.  Access lines in service

grew nearly two

                           -more-



                             -2-

percent, and the company continued to increase its sales of

premium services like Totalphone[SM] and SmartLink[SM].  The increase in revenue was also due to higher rates authorized

by the Department of Public Utility Control in July 1993.

In-state toll revenue decreased due to competitive price

reductions and expanded local-calling service that shifted a portion of toll revenue to local-service revenue.

     SNET's other subsidiaries had an overall revenue

increase of nearly 15 percent to $57 million, as the company continues to increase its customer base in the cellular and

long-distance businesses.

     Operating expenses, excluding depreciation, for the

quarter were up slightly.  Salary and wage expenses were

down, but this was more than offset by an increased

commitment of resources for marketing and operating costs in the long-distance and multimedia businesses.  Depreciation

and amortization expense increased almost 16 percent, as

expected, due mainly to higher depreciation rates authorized by state regulators.  Interest expense dropped almost $4

million because of savings from previous refinancings and

less borrowing.

     SNET is an independent telecommunications company that

offers through its subsidiaries network and information-

management services and communications systems; in-state,

national, and international long-distance communications

service; directory publishing and advertising services; and

cellular mobile phone and paging services.  SNET is building

I-SNET, Connecticut's broadband, information superhighway to serve all its customers.



                            -XXX-



                            SNET
         Preliminary Summary of Consolidated Results
          For the Three Months Ended June 30, 1994
           (in Millions Except Per Share Amounts)

                                               (Unaudited)
                                       For the Three Months Ended    Percent
                                                June 30,             Change
                                             1994     1993
INCOME STATEMENT
Revenues and Sales                         $427.8   $410.7             4%
Costs and Expenses:
  Operating and maintenance                 237.5    230.6
  Depreciation and amortization              81.3     70.2
  Taxes other than income                    14.4     14.8
     Total Costs and Expenses               333.2    315.6             6%
Income Before Interest and Income Taxes      94.6     95.1
Interest                                     19.0     22.6          (16)%
Income Before Income Taxes                   75.6     72.5
Income taxes                                 30.3     31.6
Consolidated Net Income                   $  45.3  $  40.9            11%

Weighted Average Common Shares
  Outstanding (in thousands)               64,134   63,638
Earnings Per Common Share                 $  0.71  $  0.64            11%

STATISTICS
Access Lines in Service                     1,984    1,947             2%
Interstate Minutes of Use                   1,743    1,577            11%


                                        June 30,  December 31,     Percent
                                          1994       1993          Change
BALANCE SHEET
Common Equity at Period End              $ 903.8   $854.6             6%
Book Value Per Common Share
   at Period End                           $14.09   $13.38            5%
Debt Ratio at Period End                    53.7%    59.9%         (10)%




                            SNET
         Preliminary Summary of Consolidated Results
           For the Six Months Ended June 30, 1994
           (in Millions Except Per Share Amounts)

                                              (Unaudited)
                                        For the Six Months Ended      Percent
                                                June 30,              Change
                                             1994     1993
INCOME STATEMENT
Revenues and Sales                         $851.0   $ 813.0             5%
Costs and Expenses:
  Operating and maintenance                 472.9     465.4
  Depreciation and amortization             162.0     133.8
  Taxes other than income                    28.6      31.2
     Total Costs and Expenses               663.5     630.4             5%
Income Before Interest, Income Taxes
  and Accounting Changes                    187.5     182.6
Interest                                     38.8      46.4           (16)%
Income Before Income Taxes and
  and Accounting Changes                    148.7     136.2
Income taxes                                 59.9      58.8
Income Before Accounting Changes             88.8      77.4            15%
Accounting changes                             -     (220.2)
Consolidated Net Income (Loss)             $ 88.8   $(142.8)
Weighted Average Common Shares
  Outstanding (in thousands)               64,058    63,580
Earnings (Loss) Per Common Share:
  Income Before Accounting Changes         $ 1.39   $  1.22            14%
  Cumulative Effect of Accounting Changes     -       (3.47)
  Earnings (Loss) Per Common Share         $ 1.39   $ (2.25)

STATISTICS
Access Lines in Service                     1,984     1,947             2%
Interstate Minutes of Use                   3,455     3,212             8%



                                           June 30,  December 31,    Percent
                                            1994       1993          Change
BALANCE SHEET
Common Equity at Period End               $ 903.8    $854.6             6%
Book Value Per Common Share
   at Period End                            $14.09    $13.38            5%
Debt Ratio at Period End                     53.7%     59.9%          (10)%